Exhibit 99.1

POWERBANK CORPORATION

(FORMERLY SOLARBANK CORPORATION)

Management’s Discussion and Analysis

For the Three Months Ended September 30, 2025

Contact Information :
PowerBank Corporation
505 Consumers Road, Suite 803
Toronto, ON M2J 4V8
Contact Person: Mr. Sam Sun, CFO
Email: info@powerbankcorp.com

Management’s Discussion and Analysis

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis (“MD&A”) comments on the financial performance and financial condition of PowerBank Corporation (“PowerBank” or the “Company”) for the three months ended September 30, 2025. This MD&A is presented as of November 14, 2025 and was reviewed and approved by our Board of Directors (the “Board”).

Unless otherwise stated or the context otherwise indicates, all references to “PowerBank”, the “Company”, “we”, “us” or “our” refer to PowerBank Corporation together with our subsidiaries, on a consolidated basis. This MD&A also refers to our fiscal years. Our fiscal year commences on July 1st of each year and ends on June 30th of the following year. Our current fiscal year, which will end on June 30, 2026, is referred to as “Fiscal 2026” or similar words. Our previous fiscal year, which ended on June 30, 2025, is referred to as “Fiscal 2025” or similar words. Other fiscal years are referenced by the applicable calendar year during which the fiscal year ends.

The information in this MD&A should be read in conjunction with: (i) the Company’s unaudited condensed consolidated interim financial statements for the three months ended September 30, 2025, which have been prepared in accordance IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”); (ii) the Company’s audited annual consolidated financial statements for the years ended June 30, 2025 and 2024, along with the related notes thereto, which have been prepared in accordance with IFRS® Accounting Standards (“IFRS”) as issued by the IASB; and (iii) the Company’s MD&A for the years ended June 30, 2025 and 2024 (the “Annual MD&A”).

Additional information relating to PowerBank, including our most recently filed Annual Information Form (“AIF”), can be found on SEDAR+ at www.sedarplus.com. All amounts are in thousands of Canadian dollars except where otherwise indicated and per share amounts.

Overview

Business Profile

PowerBank Corporation is incorporated in Ontario, Canada with its registered office located at 199 Bay Street, Suite 4000, Toronto, Ontario M5L 1A9 and head office located at 505 Consumers Road, Suite 803, Toronto, Ontario, M2J 4V8. The Company was originally founded in Canada in 2013 as Abundant Solar Energy Inc, and in 2017 established a 100% owned U.S. subsidiary, Abundant Solar Power Inc., to meet the demand for renewable energy in both countries. The Company changed its name from Abundant Solar Energy Inc. to SolarBank Corporation on October 7, 2022 and had another name change to PowerBank Corporation on July 23, 2025.

The Company commenced trading its common shares on the Canadian Securities Exchange (the “CSE”) under the symbol “SUNN” on March 2, 2023. On February 14, 2024, the Company migrated its listing to Cboe Canada Exchange Inc. under the existing trading symbol “SUNN”. On April 8, 2024, the Company’s common shares commenced trading on the Nasdaq Global Market (“Nasdaq”) under the symbol “SUUN”.

The Company operates in the growing renewable energy sector that specializes in delivering solar and other renewable energy power plants in Canada and the United States of America. Throughout its years in business, the Company has worked to provide safe, reliable and low-cost solar and battery energy storage power plants that would generate solar renewable electricity to: (a) address the growing requirements for jurisdictions to reduce carbon emissions in the form of Solar Renewable Energy Credits (“SREC”) and other environmental attributes; (b) provide a cost competitive alternative to conventional electricity generation to further decarbonize the electricity grid; and (c) enhance grid reliability via its distributed generation projects.

As an established independent renewable and clean energy project developer and asset operator, the Company is engaged in the site origination, development, engineering, procurement and construction (“EPC”), operation and maintenance (“O&M”), and asset management of solar power plants and battery energy storage system (“BESS”) , whether electricity grid interconnected or behind-the-meter (“BTM”) projects on roofs of commercial and/or industrial buildings, or ground-mount projects, community-scale or utility-scale in size.

The Company continues to shift its business model from a “develop to sell” strategy to the ownership of renewable projects as an Independent Power Producer (“IPP”). The Company focuses on organic growth and also pursues M&A opportunities.

2

Management’s Discussion and Analysis

Development of the Business

USA

The Company is focused on its key markets in New York, Pennsylvania, Maryland and California. In New York, a Company’s 3.7 megawatts of direct current (“MW DC”) project has reached Permission to Operate (“PTO”) in July 2025. Three projects for Honeywell and four projects for Qcells, totaling 48 MW are expected to reach PTO within the next 12 months. Approximately 60 projects are under utility interconnection studies and/or permitting in the US and Canada, with approximately 20 distributed generation projects having secured positive interconnection studies in New York State alone. In addition, the Company is working on site origination for further potential renewable and alternative energy projects.

Community solar and BESS projects rely on state-level polices, legislation, regulations, and economics along with federal tax incentives to meet hurdle requirements. The Company is monitoring certain potential markets such as Illinois, Pennsylvania, Michigan, Ohio and Virginia where legislation for community solar programs has been passed or is being proposed. In Pennsylvania, the development of the community solar projects will be subject to the final approval of House Bill 1842 by the State government of Pennsylvania.

The company is monitoring development opportunities for utility scale solar and/or BESS projects in various jurisdictions in the US, including New York State, Texas, Arizona, New Mexico, Nevada, Illinois and California for both organic development and M&A opportunities, with several potential project sites under site control via binding land lease. Attractive unit-level economics, favorable permitting regimes, and feasible interconnection timelines contribute to a strong business case for certain utility-scale opportunities. Typically, utility-scale projects rely on corporate power purchase agreements to enable project financing.

Canada

The Company is expected to finish the construction on a 1.4MW DC rooftop solar project in Alberta in Q2 FY2026. In addition, more than ten projects in Nova Scotia are under utility interconnection studies and development work is ongoing. The company is actively developing the potential projects in Ontario, Alberta, and Nova Scotia.

The Company, in addition to its on-going business in Canada to provide operation and maintenance services of solar projects, is developing solutions to assist the real estate sector to achieve net zero greenhouse gas emissions focusing on small Feed-in-Tariff (“FIT”) solar projects, rooftop and ground mount installations.

After acquisition of Solar Flow-Through Funds Ltd. (“SFF”), including its pipeline of BESS projects, on July 8, 2024, the Company became the owner of the three separate BESS projects in Ontario.

The BESS Projects were awarded as part of a procurement process with the Ontario IESO (Independent Electricity System Operator) known as “E-LT1”. One of the three projects under the E-LT1 is expected to be operational by December 31, 2025, while the remaining two projects have an uncertain project schedule due to permitting delays. Each BESS project is expected to operate under a long term contract with guaranteed capacity payments from the IESO, provided all contract obligations are met. The Projects will also earn revenue from the energy and ancillary markets in Ontario. Each has a 4.74 MW discharge capacity with a four-hour duration using lithium-iron-phosphate technology.

With the acquisition of SFF, the Company is now responsible for securing the permits and financing required to complete the construction of the BESS Projects. In November 2024, the Company secured financial closing of a combined project loan in a principal amount of $25.8 million for two of the three BESS projects. The Company remains in discussion with a project finance lender for the financing for the third BESS project. The Company has commenced construction on one of the three BESS projects known as SFF-06. The other two BESS projects, project 903 and project OZ-1, require final permits for construction.

The 903 project remains in the permitting process and commencement of construction remains subject to the receipt of final permits. In particular, in order to proceed with construction of the 903 project an Official Plan Amendment and Zoning By-law Amendment (“OPA/ZBA”) are required from the Town of Armour, Ontario. On November 8, 2022 the projectco -1000234763 Ontario Inc received a Municipal Support Resolution, which was unanimously approved by the council for the Town of Armour. However, the OPA/ZBA have been delayed as a result of certain public opposition and the council’s evaluation of how to respond to such opposition. A delay in obtaining the necessary OPA/ZBA means that projectco may not be able to commence construction on the originally planned timeline and delaying construction means that achieving commercial operation on or before November 2026 will be delayed. In order to extend the deadline for commercial operation under the E-LT1 contract for the project, projectco has sent the IESO a notice of potential force majeure event to the OPA/ZBA delay. The timing of the issuance of the OPA/ZBA and its impact on project schedule remains uncertain.

Evlo Energy Storage Inc. (“Evlo”), a subsidiary of Hydro-Québec, is providing its EVLOFLEX battery energy storage systems (the “BESS Equipment”) for the three separate BESS Projects. As a result of the delays in obtaining permits for the BESS Projects, the Company has requested that Evlo delay the delivery of the BESS Equipment. Evlo has informed the Company that such delay will adversely affect Evlo’s performance under the agreement for the BESS Equipment and increases the cost of the BESS Equipment. The final implications of these delays on the contract price and schedule have not yet been ascertained. If the project schedule is delayed, it is possible that certain incentives from the Ontario government for completion of the BESS Projects by a target date will not be received. In addition, if the Company is unable to fully draw down on the $25.8 million loan, and secure a financing for the third BESS project to provide financing to make required payments to Evlo, Evlo may provide the Company with a notice of default which would have an adverse effect on the project schedule and costs.

3

Management’s Discussion and Analysis

Acquisitions

On March 20, 2024, the Company entered into a definitive agreement with SFF to acquire all of the issued and outstanding common shares of SFF through a plan of arrangement for an aggregate consideration of issuance of up to 5,859,561 common shares of PowerBank (“PowerBank Shares”) for an aggregate purchase price of up to $41,800. The Company acquired the remaining shares issued and outstanding, representing 84.18%, for consideration valued at $45,000 as of the date of this agreement. The number of PowerBank Shares was determined using a 90-trading day volume weighted average trading price as of the date of the Agreement which is equal to $7.14 (the “Agreement Date VWAP”). The primary reason for the business combination was for the Company to acquire SFF’s 70 operating solar power sites, along with its pipeline of battery energy storage system (“BESS”) projects and electric vehicle charging stations. The Company closed the acquisition of SFF on July 8, 2024. During the year ended June 30, 2025, the Company incurred $15 in acquisition costs related to the SFF transaction, which were expensed.

The consideration for the SFF Transaction also consisted of an upfront payment of approximately 3,575,632 PowerBank Shares and a contingent payment representing up to an additional 2,283,929 PowerBank Shares that will be issued in the form of contingent value rights (“CVRs”). The PowerBank Shares underlying the CVRs will be issued once the final contract pricing terms have been determined between SFF, the Ontario IESO and the major suppliers for the SFF BESS portfolio and the binding terms of the debt financing for the BESS portfolio have been agreed (the “CVR Conditions”). On satisfaction of the CVR Conditions, the independent valuator shall revalue the BESS portfolio and PowerBank shall then issue PowerBank Shares having an aggregate value that is equal to the lesser of (i) $16.31 million and (ii) the final valuation of the BESS portfolio determined by the independent valuator, plus the sale proceeds of any portion of the BESS portfolio that may be sold, in either case divided by the Agreement Date VWAP. The maximum number of additional shares issued for the CVRs will be 2,283,929 PowerBank Shares. As at the date of this Management’s Discussion and Analysis, the Company has not issued any PowerBank Shares related to CVRs.

The acquisition of SFF continues the Company’s strategy of creating value for all stakeholders by growing its portfolio of cash-generating independent power producer assets. The Company will also expand into ownership of battery energy storage projects and electric vehicle charging stations, both are key components of net zero energy transition.

CIM Transaction

On May 6, 2025 the Company announced that CIM Group (“CIM”), a real estate and infrastructure owner, operator, lender and developer, and the Company have entered into a Mandate Letter providing for up to US$100 million in project based financing for a portfolio of 97 MW of solar power projects located in the United States (the “CIM Transaction”). The CIM Transaction will be structured as a preferred equity investment into a newly formed entity (“New HoldCo”) that will be a joint venture between CIM and Abundant Solar Power Inc. (“ASP”), a wholly-owned subsidiary of PowerBank. No shares or other securities of PowerBank will be issued in connection with the CIM Transaction.

CIM shall acquire non-convertible preferred equity interests in New HoldCo (the “CIM Equity”). Pursuant to a membership interest purchase agreement to be entered into by New HoldCo and ASP, New HoldCo will purchase the membership interests of identified project companies that wholly own 97 MW of power generating capacity (the “CIM Portfolio” or the “CIM Projects”) directly or indirectly from ASP, subject to the satisfaction of customary conditions precedent. New HoldCo would advance 20% of the purchase price for each CIM Project at mechanical completion of such CIM Project, and 80% at substantial completion of such CIM Project.

Each CIM Project is anticipated to sell investment tax credits (“ITCs”) to one or more creditworthy third-party buyers pursuant to one or more tax credit transfer agreements in accordance with the requirements of Section 6418 of the Internal Revenue Code of 1986, as amended (the “Code” and each a “TCTA”).

CIM shall receive a coupon, payable semi-annually, equal to 3% (annually) of the aggregate investment and, subject to certain distributions detailed below, the remainder of the cashflow generated from the CIM Portfolio shall be distributed to ASP. CIM shall retain 100% of the TCTA sales. In the event of liquidation, casualty or similar condemnation event the proceeds shall be distributed based on prior contributions of the parties. New HoldCo has the right to redeem the CIM Equity based on the greater of fair market value or a multiple of invested capital beginning 180 days after the fifth anniversary of the date the last CIM Project is placed in service (the “Call Option”). If the Call Option is not exercised, CIM has the right to require a redemption of the CIM Equity at the lower of fair market value or a multiple of invested capital.

There are several risks associated with the CIM Transaction and development of the CIM Projects. The development of any project is subject to receipt of interconnection approval, receipt of a community solar contract, required permits, the continued availability of third-party financing arrangements for the Company and the risks associated with the construction of a solar power project. In addition, governments may revise, reduce or eliminate incentives and policy support schemes for solar power, which could result in future projects no longer being economic. The CIM Transaction is subject to the execution of definitive documentation setting out all of the representations, warranties, covenants and conditions precedent associated with the CIM Transaction and as of the date of this MD&A such documentation had not been executed. There is a risk that definitive documentation may not be executed or that the conditions precedent to the CIM Transaction are not satisfied. In such case, no funding will be advanced under the terms of the CIM Transaction. PowerBank will also need to secure the financing required to develop the CIM Projects to mechanical completion and substantial completion, as prior to such milestone none of the funding from the CIM Transaction will be available.

4

Management’s Discussion and Analysis

Recent Developments

During and up to the date of this MD&A, the Company achieved the following business objectives in Fiscal 2026:

●	October 2025: The Company announced that its operational 3.79 MW Geddes Solar Power Project in New York State has received its Commercial Operation Payment of $1.47 million USD through the New York State Energy Research and Development Authority (NYSERDA) NY-Sun Program. The project qualified for the Megawatt Block, Community Adder, and Landfill/Brownfield Adder under the program. The project is also expected to receive an additional $245 thousand USD through the Inclusive Community Solar Adder, also through NY-Sun.

●	October 2025: The Company announced an update on its 2.6 MW Elmira ground-mount solar project in upstate New York has secured site control. The project has secured several municipal approvals, including site plan approval and special use permit. The project has also received a negative declaration under the State environmental quality review act, and, subject to the receipt of financing, is able to begin construction before the end of the calendar year. The Company will continue to work to complete the permitting process and secure the necessary financing for the construction of the project.

●	October 2025: The Company announced its 1.76 MW Hemlock Hill ground-mount solar project in upstate New York has secured site control. The Company will continue to work to complete the permitting process and secure the necessary financing for the construction of the project.

●	October 2025: The Company announced that executed lease and power purchase agreements with the New York State Division of Military and Naval Affairs (“DMNA”) for the development of a portfolio of ground mount, rooftop and parking canopy solar power projects and battery energy storage systems with a cumulative total of 20 MW DC. PowerBank intends to develop, finance and construct the projects, a combination of behind-the-meter systems and community solar projects on land owned by the DMNA. Once operational, the clean energy generated by the projects will be sold to the DMNA under long term power purchase agreements that have an initial term of 20 years or will be sold to local residents through community solar subscriptions. The Company will continue to work to complete the permitting process and secure the necessary financing for the construction of the project.

●	October 2025: The Company announced it has executed a lease agreement on a 6.9 MW DC ground-mount solar power project known as the NY-Crawford Rd project in the Capital District, New York. The Company will continue to work to complete the permitting process and secure the necessary financing for the construction of the project.

●	September 2025: The Company announced the project Jordan Rd (1&2) have secured all required municipal approvals, including variances, site plan approval and special use permit. The Company will continue to work to complete the permitting process and secure the necessary financing for the construction of the project.

●	September 2025: The Company announced its 2.8 MW Day Hollow ground-mount solar project in upstate New York has secured site control. The Company will continue to work to complete the permitting process and secure the necessary financing for the construction of the project.

●	August 2025: The Company announced its 3.16 MW Honesdale ground-mount solar project in Pennsylvania has secured site control, enabling progression to the interconnection study phase. The Company will continue to work to complete the permitting process and secure the necessary financing for the construction of the project.

●	August 2025: The Company announced its 5.7 MW North Main St ground-mount solar project, located in upstate New York, has completed its Coordinated Electric System Interconnection Review. The Company will continue to work to complete the permitting process and secure the necessary financing for the construction of the project.

●	August 2025: The Company announced that Sydney, Brooklyn, and Petpeswick Community Solar projects (the “Projects”) in Nova Scotia were granted $1.74 million in funding through the Nova Scotia Department of Environment and Climate Changes provided by the Nova Scotia Department of Energy and managed by the Net Zero Atlantic program. These projects are owned by a third party and are being developed by the Company for the third party.

●	August 2025: The Company announced the installation of its 4.99 MW Battery Energy Storage System (BESS) in Cramahe, Ontario, at the project known as SFF-06.

●	July 2025: The Company announced that its largest owned-and-operated asset in the U.S.—the 3.79 MW Geddes Solar Power Project in New York State—is now fully operational. Built on a repurposed landfill, the Geddes Project now delivers 3.79 MW of clean, renewable energy — enough to power approximately 450 homes annually — while transforming an underutilized site into a productive asset.

●	July 2025: The Company announced that its 7.2 MW Hoadley Hill Road ground-mount solar project in upstate New York has officially cleared a key milestone: the Coordinated Electric System Interconnection Review (CESIR).

5

Management’s Discussion and Analysis

Results of Operations

The following table outlines our consolidated statements of comprehensive income (loss) for the periods indicated:

(in thousands of Canadian dollars)	Three months ended September 30
	2025	2024 (Restated (1))

Revenue	$19,150	$15,059
Cost of goods sold	10,606	10,922
Gross profit	$8,544	$4,137
Operating expenses:
Advertising and promotion	9	448
Professional fees	2,641	1,086
Consulting fees	1,405	935
Depreciation and amortization	27	25
Salary and wages	419	424
Share-based compensation	721	113
Insurance	308	212
Listing fees	55	-
Travel and events	72	58
Repairs and maintenance	28	40
Other operating expense	252	294
Impairment loss	-	17,778
Total operating expenses	$5,937	$21,413
Other income (expense)
Interest income	90	219
Interest expense	(813)	(846)
Fair value change of derivatives	66	(1,013)
Fair value change of warrant liabilities	102	-
Fair value change of CVR liabilities	(542)	-
Fair value change of other liabilities due to non-controlling interest holders	(10)
Loss on investments	-	(3,385)
Other income (expenses)	(90)	92
Net income (loss) before income taxes	$1,410	$(22,209)
Current tax expense	(302)	(1,313)
Deferred tax expense	(97)	(2,967)
Net income (loss) for the period	$1,011	$(26,489)
Other comprehensive income (loss)	190	(174)
Comprehensive Income (loss)	$1,201	$(26,663)
Income (loss) attributable to:
Shareholders of the Company	1,000	(26,456)
Non-controlling interest	11	(33)
Income (loss) for the period	$1,011	$(26,489)
Total comprehensive loss attributable to:
Shareholders of the company	1,190	(26,630)
Non-controlling interest	11	(33)
Total comprehensive income (loss)	$1,201	$(26,663)

Earnings (loss) per share - basic	0.03	(0.87)
Earnings (loss) per share - diluted	0.02	(0.87)

(1)	The revenue, costs of goods sold, gross profit, other operating expense, impairment loss, net income (loss) before income taxes, current tax expense, deferred tax expense, net income (loss) for the period, comprehensive Income (loss), income (loss) attributable to shareholders of the company, income (loss) attributable to non-controlling interest and earnings (loss) per share were restated as a result of corrections made to the 2025 comparative. Refer to Note 2(e) of the consolidated interim financial statements for further details and impacts of the restatement.

6

Management’s Discussion and Analysis

Review of Operations

Trend

In Fiscal 2026, the Company continues to focus on scaling its business model by growing its pipeline, monetizing its close-to-NTP projects and advancing its EPC projects in the US and continued development activities for projects in both US and Canada. It is expected that the Company’s revenue will resume growing in Fiscal 2026.

Key business highlights and projects updates in Fiscal 2026

Existing projects

The Company classifies its existing projects as those that are currently in the construction phase.

Projects under development

Name	Location	Size	Timeline	Milestone	Current Status
		(MWdc/MWh)
Settling Basins - 1	New York, USA	7	Q2 FY2026	Reach PTO (permission to operate)	EPC project. Construction started in Q2 FY2024. Owned by Honeywell.
Settling Basins - 2	New York, USA	7	Q2 FY2026	Reach PTO (permission to operate)	EPC project. Construction started in Q2 FY2024. Owned by Honeywell.
Settling Basins - 3	New York, USA	7	Q2 FY2026	Reach PTO (permission to operate)	EPC project. Construction started in Q2 FY2024. Owned by Honeywell.
Camillus	New York, USA	3.1	Q3 FY2026	Reach PTO (permission to operate)	EPC project. Construction started in Q4 FY2025. Owned by Solar Advocate.
261 Township (Phase1)	Alberta, Canada	1.4	Q2 FY2026	Reach PTO (permission to operate)	It’s the first phase of a total 4.2MW project. The construction started in Q1 FY2025.
SFF06 (BESS)	Ontario, Cananda	Discharge: 4.74 Storage: 18.96	Q3 FY2026	Reach PTO (permission to operate) and secure financing for construction.	IPP project. Construction started in Q3 FY2025
Hardie Rd	New York, USA	6.8	Q4 FY2026	Reach PTO (permission to operate)	EPC project. Construction started in Q4 FY2025. Owned by Qcells.
Rice Road	New York, USA	6.4	Q4 FY2026	Reach PTO (permission to operate)	EPC project. Construction started in Q4 FY2025. Owned by Qcells.

Projects under development comprise (i) projects owned by the Company that have not yet achieved a Notice to Proceed (“NTP”), and (ii) projects that have been divested, but for which the Company has retained the engineering, procurement and construction (“EPC”) agreement and continues to perform development activities on behalf of the purchaser.

7

Management’s Discussion and Analysis

Name	Location	Size (MWDC)	Timeline	Milestone	Expected Cost (in Canadian dollar)	Cost Incurred (in Canadian dollar)	Sources of Funding	Current Status
261 Township (Phase2)	Alberta, Canada	4.2	Q3 FY2026	NTP	200,000	13,500	Equity financing, working capital	Phase 1 construction started in Q1 FY2025. Interconnection for Phase 2 is being prepared to submit after the interconnection agreement is executed for phase 1 with Fortis.
Gainesville	New York, USA	7	Q3 FY2026	NTP	2,700,000	846,289	Development fee	The project has been sold to Qcells in Q2 FY2025. Construction expected to start in Q2 FY2026 subject to resolution of permitting issues. See “Legal Matters and Contingencies”.
Hwy 28	New York, USA	7	Q2 FY2026	NTP	1,600,000	1,556,189	Development fee	The project has been sold to Qcells in December 2024. Construction expected to start in Q2 FY2026.
SUNY	New York, USA	28	Q4 FY2026	Completion of interconnection studies, engineering and permitting, along with interconnection deposit, and procurement bid application fee	2,900,000	529,273	Equity financing, working capital	The interconnection application to New York Independent System Operator has been accepted into the new cluster study program. The project will move on to the customer engagement window, which will list any project physical infeasibility screens and a scooping meeting for the phase 1 study.
NS Projects	Nova Scotia, Canada	31	Q3 FY2026	NTP	900,000	128,293	Service fee	The Company will complete the interconnection project with Nova Scotia Power Inc., lead in-depth engineering studies, and complete the solar design. Construction is expected to begin in Q3 2026. Projects are owned by a third party.
Oak Orchard	New York, USA	7	Q3 FY2026	NTP	1,900,000	1,151	Equity financing, working capital	The project is under interconnection study.
Boyle	New York, USA	5.4	Q3 FY2026	NTP	3,900,000	246,252	Equity financing, working capital	The project has completed its interconnection approval and is now in the permitting stage.
Silver Springs	New York, USA	2.9	Q3 FY2026	NTP	1,300,000	119,753	Equity financing, working capital	The project has completed its interconnection approval and is now in the permitting stage.
Grandview	Pennsylvania, USA	13.8	Q2 FY2027	NTP	2,100,000	9,967	Equity financing, working capital	The project is under interconnection study.

8

Management’s Discussion and Analysis

Stauffer	Pennsylvania, USA	7	Q3 FY2026	NTP	1,250,000	2,161	Equity financing, working capital	The Company has secured a lease over the project site and will continue to work to complete the next steps in permitting, interconnection and securing the necessary financing for construction of the project.
North Main	New York, USA	7.2	Q3 FY2026	NTP	1,250,000	150,090	Equity financing, working capital	The project is under interconnection study.
Skaneateles (Jordan Rd 1&2)	New York, USA	14.4	Q2 FY2026	NTP	2,330,000	2,092,271	Equity financing, working capital	The project received interconnection approval and is in the final stage of the permitting process.
Viridi Solar and BESS	New York, USA	3.06 MW (Solar) 1.2 MWH (BESS)	Q3 FY2026	NTP	1,500,000	1,204,108	Equity financing, working capital	The Company has secured a lease over the project site and will continue to work to complete the next steps in permitting, interconnection and securing the necessary financing for construction of the project.
Jordan Rd, Gainesville	New York, USA	7.2	Q4 FY2026	NTP	1,900,000	69,670	Equity financing, working capital	The project is under interconnection study.
Glen Rd	New York, USA	4.3	Q4 FY2026	NTP	1,500,000	16,101	Equity financing, working capital	The project is under interconnection study.
Hoadley Hill Rd	New York, USA	7.2	Q4 FY2026	NTP	1,900,000	90,224	Equity financing, working capital	The project is under interconnection study.
Forest Hill Rd	New York, USA	4.584	Q4 FY2026	NTP	1,500,000	38,126	Equity financing, working capital	The project is under interconnection study.
Glor Rd	New York, USA	7.2	Q4 FY2026	NTP	1,900,000	28,647	Equity financing, working capital	The project is under interconnection study.
Day Hollow	New York, USA	2.8	Q4 FY2026	NTP	800,000	28,926	Equity financing, working capital	The project is under interconnection study.
903 (BESS)	Ontario, Canada	Discharge: 4.74 Storage: 18.96	Q4 FY2026	NTP	12,001,382	9,829,653	Equity financing, working capital	EPC project. EPC agreement entered Oct. 3, 2023. Debt financing has been secured through RBC. Commencement of construction remains subject to receipt of final permits. There is no certainty that final permits will be received.
OZ-1 (BESS)	Ontario, Canada	Discharge: 4.74 Storage: 18.96	Q4 FY2026	NTP	2,001,382	9,411,010	Equity financing, working capital	EPC project. EPC agreement entered Oct. 3, 2023. Commencement of construction remains subject to receipt of financing and final permits. There is no certainty that financing or final permits will be received. See “Legal Matters and Contingencies”.

9

Management’s Discussion and Analysis

Honesdale	Pennsylvania, USA	3.2	Q4 FY2026	NTP	1,100,000	-	Equity financing, working capital	The project is under interconnection study.
Crawford	New York, USA	6.9	Q4 FY2026	NTP	1,900,000	-	Equity financing, working capital	The project is under interconnection study.
DMNA	New York, USA	20	Q4 FY2026	NTP	3,934,270	1,358,143	Equity financing, working capital	The company has executed lease and power purchase agreements with the New York State Division of Military and Naval Affairs for the development of the project. The company will continue to work on permitting, interconnection and securing the necessary financing for construction of the project.
Elmira	New York, USA	2.6	Q3 FY2026	NTP	1,750,000	1,622,034	Equity financing, working capital	The project received interconnection approval and is in the stage of the permitting process.
Hemlock Hill	New York, USA	1.76	Q4 FY2026	NTP	900,000	-	Equity financing, working capital	The project is under interconnection study.

No project was canceled during current fiscal year.

Revenue

The Company’s revenue is mainly from EPC services, Development fees and O&M services and other services.

(in thousands of Canadian dollars)	Three Months Ended September 30
	2025	2024 (Restated (1))	Change
Development fees	$3,373	$-	$3,373
EPC services	11,932	11,778	154
IPP production	3,845	3,262	583
O&M and other services	-	19	(19)
Total revenue	$19,150	$15,059	$4,091

(1)	The EPC services and IPP production revenue in previous reported three months ended September 30, 2024 were restated as a result of corrections made to the prior year comparative. Refer to Note 2(e) of the consolidated interim financial statements for further details and impacts of the restatement.

Total revenue

For the three months ended September 30, 2025, total revenue increased by $4,091 to $19,150, compared to $15,059 for the same period in the prior year. The increase was primarily attributable to development fee revenue of $3,373 recognized in the current period, as no such revenue was recorded in the prior year. In addition, IPP production revenue increased by $583, while EPC services revenue rose slightly by $154, partially offset by a $19 decrease in O&M and other services revenue.

10

Management’s Discussion and Analysis

Development Fees

For the three months ended September 30, 2025, development fee revenue was $3,373, compared to nil for the same period in the prior year. The increase reflects higher development activities completed and monetized during the quarter, consistent with the Company’s strategy to advance and realize value from its project development pipeline.

EPC Services

For the three months ended September 30, 2025, EPC services revenue was $11,932, compared to $11,778 in the same period in the prior year, a slight increase of $154. The increase primarily reflects higher construction activity levels and project progress achieved during the quarter.

IPP Production

For the three months ended September 30, 2025, IPP production revenue was $3,845, compared to $3,262 in the same period in the prior year, an increase of $583. The variance reflects the variations in energy generation output and production timing across certain facilities which impacted overall revenue during the quarter.

O&M and Other Services

For the three months ended September 30, 2025, O&M and other services revenue was nil, compared to $19 in the same period in the prior year, as there was no O&M activity during the quarter.

Cost of goods sold

(in thousands of Canadian dollars)	Three Months Ended September 30
	2025	2024 (Restated (1))	Change
Cost of development fees	$-	$233	$(233)
Cost of EPC services	8,726	8,778	(52)
Cost of IPP production	1,880	1,864	16
Cost of O&M and other services	-	47	(47)
Total cost of goods sold	$10,606	$10,922	$(316)

(1)	The cost of EPC services and cost of IPP production in previous reported three months ended September 30, 2024 were restated as a result of corrections made to the prior year comparative. Refer to Note 2(e) of the consolidated interim financial statements for further details and impacts of the restatement.

Cost of development fees

For the three months ended September 30, 2025, development fee costs were nil, compared to $233 in the same period in the prior year, a decrease of $233. Gross profit on development fees was $3,373, representing a 100% gross margin, as the related project development costs were fully incurred during the prior quarters.

Cost of EPC services

For the three months ended September 30, 2025, EPC services costs were $8,726, compared to $8,778 in the same period in the prior year, a decrease of $52. Gross profit from EPC services was $3,206, representing a gross margin of 27%, compared to 25% in the same period in the prior year. The change in gross margin mainly reflects the project mix during the period, as each project’s margin is fixed at contract inception and recognized over time based on progress.

Cost of IPP production

For the three months ended September 30, 2025, IPP production costs were $1,880, compared to $1,864 in the same period in the prior year, an increase of $16. Gross profit from IPP production was $1,965, representing a gross margin of 51%, compared to 43% in the same period in the prior year. The improvement is largely due to the fixed nature of IPP operating costs, which remain relatively stable period over period as they primarily consist of fixed plant-level maintenance expense.

11

Management’s Discussion and Analysis

Cost of O&M and other services

For the three months ended September 30, 2025, O&M and other services costs were nil, compared to $47 in the same period in the prior year. There was no O&M activity during the quarter.

Operating expenses

Expenses consist of expenditures related to cost of services provided and costs to develop new projects, as well as corporate business development and administrative expenses.

(in thousands of Canadian dollars)	Three Months Ended September 30
	2025	2024 (Restated (1))	Change
Advertising and promotion	$9	$448	$(439)
Professional fees	2,641	1,086	1,555
Consulting fees	1,405	935	470
Depreciation and amortization	27	25	2
Salary and wages	419	424	(5)
Share-based compensation	721	113	608
Insurance	308	212	96
Listing fees	55	-	55
Travel and events	72	58	14
Repairs and maintenance	28	40	(12)
Other operating expense	252	294	(42)
Impairment loss	-	17,778	(17,778)
Total operating expenses	$5,937	$21,413	$(15,476)

(1)	The impairment loss in previous reported three months ended September 30, 2024 were restated as a result of corrections made to the prior year comparative. Refer to Note 2(e) of the consolidated interim financial statements for further details and impacts of the restatement.

Advertising and Promotion

For the three months ended September 30, 2025, advertising and promotion expenses were $9, compared to $448 in the same period in the prior year, a decrease of $439. The decrease primarily reflects reduced marketing related activities following prior-year listing-related initiatives.

Professional fees

For the three months ended September 30, 2025, professional fees were $2,641, compared to $1,086 in the same period in the prior year, an increase of $1,555. The increase was primarily due to higher legal, audit, and advisory costs associated with ongoing growth, acquisitions, and financing activities.

Consulting Fees

For the three months ended September 30, 2025, consulting fees were $1,405, compared to $935 in the same period in the prior year, an increase of $470. The increase was mainly attributable to the engagement of external consultants supporting business integration and development projects.

Depreciation and Amortization

For the three months ended September 30, 2025, depreciation and amortization expense was $27, compared to $25 in the same period in the prior year, an increase of $2, consistent with stable asset levels during the quarter.

Salary and wages

For the three months ended September 30, 2025, salary and wages were $419, compared to $424 in the same period in the prior year, essentially flat year over year, reflecting a stable headcount following the SFF acquisition.

12

Management’s Discussion and Analysis

Share-based compensation

For the three months ended September 30, 2025, share-based compensation expense was $721, compared to $113 in the same period in the prior year, an increase of $608. The increase was primarily due to additional grants and vesting of options and RSUs issued to employees and consultants during the period.

Insurance

For the three months ended September 30, 2025, insurance expenses were $308, compared to $212 in the same period in the prior year, an increase of $96, primarily reflecting higher premiums and expanded coverage.

Listing Fees

For the three months ended September 30, 2025, listing fees were $55, compared to nil in the same period in the prior year. The increase reflects recurring public listing costs following the Company’s prior-year stock exchange listing.

Travel and Events

For the three months ended September 30, 2025, travel and events expenses were $72, compared to $58 in the same period in the prior year, an increase of $14, reflecting higher in-person activities and corporate travel.

Repairs and Maintenance

For the three months ended September 30, 2025, repairs and maintenance expenses were $28, compared to $40 in the same period in the prior year, a decrease of $12, reflecting lower maintenance activity during the quarter.

Other operating expenses

For the three months ended September 30, 2025, other operating expenses were $252, compared to $294 in the same period in the prior year, a decrease of $42, primarily reflecting lower general administrative spending.

Impairment loss

For the three months ended September 30, 2025, no impairment loss was recognized, compared to $17,778 in the same period in the prior year. The prior-year amount related to goodwill and asset impairments recorded in connection with the SFF CGUs.

Other expenses (income):

(in thousands of Canadian dollars)	Three Months Ended September 30
	2025	2024 (Restated (1))	Change
Interest income	$90	$219	$(129)
Interest expense	(813)	(846)	33
Fair value change of derivatives	66	(1,013)	1,079
Fair value change of warrant liabilities	102	-	102
Fair value change of CVR liabilities	(542)	-	(542)
Fair value change of other liabilities due to non-controlling interest holders	(10)	-	(10)
Loss on investments	-	(3,385)	3,385
Other income (expenses)	(90)	92	(182)
Total non - operating expenses	$(1,197)	$(4,933)	$3,736

(1)	The interest expense and other income (expenses) in previous reported three months ended September 30, 2024 were restated as a result of corrections made to the prior year comparative. Refer to Note 2(e) of the consolidated interim financial statements for further details and impacts of the restatement.

Interest income

For the three months ended September 30, 2025, interest income was $90, compared to $219 in the same period in the prior year, a decrease of $129. The decrease was mainly due to lower average cash balances and short-term investment holdings during the quarter.

13

Management’s Discussion and Analysis

Interest expense

For the three months ended September 30, 2025, interest expense was $813, compared to $846 in the same period in the prior year, a slight decrease of $33. The variance primarily reflects changes in loan balances and amortization of borrowing costs following the SFF acquisition.

Fair value change of derivatives

For the three months ended September 30, 2025, the Company recorded a fair value gain on derivatives of $66, compared to a loss of $1,013 in the same period in the prior year, representing a favorable variance of $1,079. The change was primarily driven by updated market inputs and valuation assumptions related to interest rate derivatives.

Fair value change of warrant liabilities

For the three months ended September 30, 2025, the Company recognized a fair value gain of $102 relating to warrant liabilities, compared to nil in the same period in the prior year. The gain reflects the remeasurement of outstanding warrants under IFRS 9, primarily driven by updated assumptions within the Black-Scholes option-pricing model, including volatility, risk-free rate, and expected term.

Fair value change of CVR liabilities

For the three months ended September 30, 2025, the Company recorded a fair value loss of $542 relating to contingent value rights (“CVR”), compared to nil in the same period in the prior year. The loss reflects changes in valuation inputs and assumptions applied to the CVR liability.

Fair value change of other liabilities due to non-controlling interest holders

For the three months ended September 30, 2025, the Company recorded a fair value loss of $10 relating to other liabilities due to non-controlling interest holders, compared to nil in the same period in the prior year. The loss reflects remeasurement of fixed payment obligations to minority shareholders.

Loss on investments

For the three months ended September 30, 2025, no loss on investments was recorded, compared to a loss of $3,385 in the same period in the prior year. The prior-year loss related to the remeasurement of the Company’s investment in SFF as part of the acquisition accounting.

Other income (expenses)

For the three months ended September 30, 2025, other expenses were $90, compared to other income of $92 in the same period in the prior year, representing an unfavorable variance of $182. The change was primarily due to foreign exchange fluctuations.

Discussion of Operations

In addition to completed acquisitions and investments made this year, summarized below are the Company’s most significant projects under construction and under development.

Commercial and Industrial Solar Projects

The Company is a turn-key service provider to commercial and industrial customers for them to own BTM solar power plant on-site. The Company can also invest and own the BTM solar projects where local policies allow commercial aggregation and 3rd party ownership.

261 Township

The Company commenced construction on a 1.4 MW DC rooftop solar project in Alberta, Canada as a pilot project for Fiera Real Estate. This project received interconnection approval in December 2023. Construction started in July 2024 and is expected to be completed in December 2025.

Community Solar Projects

Community solar refers to local solar PV facilities shared by multiple community subscribers who receive credit on their electricity bills for their share of the power produced. Community solar provides homeowners, renters, and businesses equal access to the economic and environmental benefits of solar energy generation regardless of the physical attributes or ownership of their home or business. Community solar expands access to solar for all, including in particular low-to-moderate income customers most impacted by a lack of access, all while building a stronger, distributed, and more resilient electric grid. Community solar power plants are usually less than seven (7) megawatts (MWdc) of electrical capacity, and it could power about 1,000 homes (the average American household uses approximately 10,000 kWh per year).

14

Management’s Discussion and Analysis

Camillus

In March 2025, the Company entered an agreement to sell the Camillus project, a close to NTP community solar project in New York, to Solar Advocate Development LLC and continued to build the project for the owner to commercial operation via an EPC agreement. The EPC agreement has a total value of approximately US$5.91 million. The project is expected to reach PTO in fiscal 2026.

Hardie Rd

In December 2024, the Company entered an agreement to sell the Hardie Rd project, a close to NTP community solar project in New York, to HQCA Energy Solutions, LLC and continued to build the project for the owner to commercial operation via an EPC agreement. The EPC agreement has a total value of approximately US$8.67 million. The project is under construction and expected to reach PTO in fiscal 2026.

Rice Rd

In December 2024, the Company entered an agreement to sell the Rice Rd project, a close to NTP community solar project in New York, to HQCA Energy Solutions, LLC and continued to build the project for the owner to commercial operation via an EPC agreement. The EPC agreement has a total value of approximately US$8.72 million. The project is under construction and expected to reach PTO in fiscal 2026.

Settling Basin

On September 18, 2023 the Company and Honeywell entered into a Membership Interest Purchase Agreement (the “Honeywell MIPA”) and an EPC agreement (the “Honeywell EPC Agreement”) pursuant to which Honeywell acquired the SB-1, SB-2 and SB-3 projects and retained the Company for their construction, with a total transaction value of US$41 million. The Company also expects to retain an operations and maintenance contract for the SB projects following the completion of construction. In April 2024, the Company completed mechanical construction for the three projects. The next step is completion of final electrical work and acceptance testing. The projects are expected to reach PTO in fiscal 2026.

Geddes

On October 2, 2023, the Company announced that it had commenced major construction on the Geddes project developed by the Company in Geddes, New York. The Company intends to own and operate the Geddes project. The Geddes project which has a designed capacity of 3.7 megawatts MW DC is repurposing a closed landfill, addressing two critical challenges: the need for clean energy and the transformation of contaminated sites into valuable assets. The project reached PTO in July 2025. The project is expected to generate U$2.6 million income tax credit and U$1.6 million incentives income in fiscal 2026. The Company intends to allocate the net cash generated from the project to acquire Bitcoin. The actual timing and value of Bitcoin purchases, under the allocation strategy will be determined by management in its discretion based on the net cash produced by the Geddes Project after taking into consideration capital and operating costs, and debt service obligations. Purchases will also depend on several factors, including, among others, general market and business conditions, the trading price of Bitcoin and the anticipated cash needs of PowerBank. The allocation strategy may be suspended, discontinued or modified at any time for any reason. As of the date of this MD&A, no Bitcoin purchases have been made.

Utility Solar Farms Projects

A utility-scale solar farm is one which generates solar power and feeds it into the grid, supplying a customer with renewable solar energy. A ‘utility-scale’ solar project is usually defined as such if it is 10 MW or bigger in capacity of energy production. The Company is actively advancing its utility-scale solar farms pipeline of 800 MWdc in New York, Arizona, California, and Nevada in the US, and Nova Scotia in Canada.

Battery Energy Storage Systems (BESS) Projects

The Company won contract awards for three BESS projects in 2023 for the Solar Flow-Through Funds Ltd. (SFF) in June 2023. On October 3, 2023, the Company entered into three EPC agreements for the construction of these three separate BESS projects (the “BESS Projects”), with a total contract value of approximately $38 million. The Projects are owned by SFF and three First Nations communities in Ontario through holding companies.

The BESS Projects were awarded as part of a procurement process with the Ontario IESO known as “E-LT1”. Projects under the E-LT1 are expected to be operational no later than November 30, 2026. Each BESS Project is expected to operate under a long term contract with guaranteed capacity payments from the IESO, provided all contract obligations are met. The Projects will also earn revenue from the energy and ancillary markets in Ontario. Each has a 4.74 MW discharge capacity with a four-hour duration using lithium-iron-phosphate technology. The Company closed the acquisition of SFF in July 2024 and continues developing or constructing the three projects in fiscal 2026.

15

Management’s Discussion and Analysis

SFF06

The project commenced construction in February 2025 and started the installation of the BESS on site in August 2025. The project is commenced commissioning in Q1 FY2026 and expects to reach PTO in fiscal 2026.

903

As previously disclosed, the 903 project remains in the permitting phase, and construction cannot commence until all final permits have been secured. Specifically, the project requires an Official Plan Amendment and a Zoning By-law Amendment (“OPA/ZBA”) from the Township of Armour, Ontario.

On November 8, 2022, ProjectCo (1000234763 Ontario Inc.) received a Municipal Support Resolution from the Township of Armour, which was unanimously approved by council. However, approval of the OPA/ZBA has been delayed due to public opposition and council’s ongoing evaluation of how to address that opposition.

These delays mean ProjectCo may not be able to begin construction in line with the original schedule, which in turn impacts the ability to achieve commercial operation by November 2026. To preserve its rights under the E-LT1 contract, ProjectCo has submitted a notice of potential force majeure to the IESO related to the OPA/ZBA delay. This request is still under consideration, and the potential impact on the project schedule remains uncertain.

As of September 19, 2025, the Township of Armour confirmed that it will proceed with scheduling the statutory public meeting for the OPA/ZBA submission, with a decision expected by Q2 FY 2026. Following OPA/ZBA approval, ProjectCo will still need to obtain Site Plan Approval (“SPA”), Planning Act consent, and a building permit before construction can begin.

OZ-1

On February 26, 2025, the Company submitted an application to the Municipality of Arran-Elderslie for SPA related to the proposed BESS project, along with an application for consent to establish a long-term lease on the lands where the OZ-1 Project is located (the “OZ-1 Consent”). The consent application was made under Section 50(3) of the Planning Act (Ontario) to permit a lease exceeding 21 years.

The SPA is still under review by the Municipality, and both the timing and outcome of the approval remain uncertain at this stage. On July 29, 2025, the County of Bruce provisionally approved Consent Application B-2024-075, subject to seven (7) conditions. Certain conditions were overly broad, lacked clarity, and were considered unreasonable. As a result, the Company appealed the decision to the Ontario Land Tribunal (“OLT”) on August 19, 2025. The County has since expressed interest in resolving the matter internally without proceeding to the OLT and has 75 days from the date of appeal to do so. Discussions are ongoing between the Company’s and the County’s counsels with the goal of either narrowing the conditions or obtaining municipal confirmation that the conditions have been satisfied. If the parties cannot resolve the matter within this timeframe, the appeal will proceed to the OLT. At this stage, the likelihood of resolution within the allotted time, or of success at the OLT, cannot be reasonably predicted.

Delays in resolving the OZ-1 Consent mean that construction may not begin as originally planned, which in turn jeopardizes achieving commercial operation by November 2026. To preserve its rights under the E-LT1 contract, the Company has submitted a notice of potential force majeure to the IESO related to these delays. The timing of permit issuance and the impact on the project schedule remain uncertain.

As a result of these permitting delays, subsequent to year-end, the Company and its battery storage systems supplier (the “Supplier”) are in discussions to terminate the contracts for OZ-1 on mutually agreeable terms. Once permitting certainty is achieved for OZ-1, the Company will either re-enter into agreements with the Supplier or pursue an alternative supplier. Under the proposed termination arrangement, the parties agree to terminate the OZ-1 equipment supply and long-term service agreements, with PowerBank relinquishing all rights and obligations. The Supplier will retain possession and property of the systems originally allocated to OZ-1, and PowerBank will pay the Supplier a termination fee of $0.47 million along with a reimbursement of certain retrofit costs in the amount of $0.1 million in addition to any amounts due for services performed to date. The potential fees and commitments mentioned were not included in the Company’s year-end financial statement. Final completion deadlines for those projects are also being adjusted, and the termination arrangements remain subject to lender consent and execution of definitive agreements.

16

Management’s Discussion and Analysis

Outlook

Building upon its solid core competencies in full-service development, the Company will deliver an integrated growth solution that has the capacity to generate revenue and grow the business in different revenue streams and that is discussed in this paragraph. For Commercial and Industrial (“C&I”) end users, the Company will extend its expertise in rooftop solar to behind-the-meter (“BTM”) solar and BESS projects, carports, and building-integrated photovoltaics enabling large property management firms and C&I customers like Honeywell to achieve corporate Net-Zero commitments. The Company has been in negotiations with C&I customers to achieve this goal. The Company also intends to extend its success in FIT ground mount solar gardens and Community Solar farms to large Utility Scale solar farms with a targeted size of 100 MWp or more. The Company’s track record in operations, maintenance, and asset management create a strong foundation for it to become a successful IPP delivering long-term, sustainable, and profitable growth. The Company’s pipeline has been growing in all aspects of what is being discussed above which is the result of an integrated growth solution.

The Company has an existing development pipeline of solar PV projects that totals approximately 944 MW and BESS projects that totals approximately 864 MWh. The Company categorizes its development pipeline into the following three categories: (1) “Under Construction” means the commercial operation date for the project is expected to occur within the next six to twelve months; (2) “Advanced Development” means the project is expected to reach NTP stage within the next six to twelve months; and (3) “Development” means the project is expected to reach NTP stage in greater than twelve months. The existing operational assets and development pipeline is broken down as follows:

(MWdc, MWh)	Total	BESS (MWh)	PV (MW)
Operational	35	-	35
Under Construction	59	20	39
Advanced Development	128	44	104
Development	1,584	800	766
Total	1,806	864	944

In 2025 the U.S. President issued and later modified a reciprocal-tariff regime that imposes an additional duty on most imports. These reciprocal tariffs apply in addition to any other trade measures. Separately, the U.S. Department of Commerce (“Commerce”) issued final antidumping and countervailing duty determinations in April to June 2025 on crystalline-silicon photovoltaic cells/modules from Cambodia, Malaysia, Thailand, and Vietnam, resulting in significant cash-deposit requirements for many exporters. Those changes raise landed costs and increase documentation and pricing volatility for solar import supply. To mitigate the impacts, the Company (i) prioritizes U.S. and allied-country supply, (ii) pursues the domestic-content adder for the Investment Tax Credit under the Inflation Reduction Act which provides an additional 10% tax credit for projects that meet U.S. content requirements, enhancing project returns.

In July 2025, the U.S. government enacted The One, Big, Beautiful Bill Act (OBBBA) which accelerates the phase-out of the Clean Electricity Production Credit (Section 45Y) and the Clean Electricity Investment Credit (Section 48E) for wind and solar. Under IRS Notice 2025-42, a wind or solar facility placed in service after December 31, 2027 is ineligible unless beginning of construction (BOC) occurs by July 4, 2026. OBBBA also introduces new Foreign Entity of Concern (FEOC)-related guardrails; Treasury/IRS have signaled further guidance, and Department of Energy FEOC interpretations remain the baseline for what constitutes FEOC ownership, control, or jurisdiction.

To mitigate the impacts of evolving regulations the Company is to secure eligibility and accelerate cash generation by (i) safe-harboring—establishing beginning of construction (BOC) on or before July 4, 2026 through physical work of a significant nature; (ii) monetizing early—selling projects and leveraging credit transferability to convert tax credits to cash, in order to monetize as many qualifying projects as quickly as possible and recycle capital into additional projects that can achieve BOC; and (iii) ensuring supply-chain compliance and offsets—pre-qualifying FEOC-clean suppliers (BESS cells/modules, inverters, BOS) against DOE FEOC criteria and pursuing the domestic-content bonus using the IRS Notice 2024-41 safe harbor where cost-effective to offset tariff-driven inflation. In addition, BESS projects will remain eligible for tax credits beyond the dates noted above. The Company is growing its pipeline in this area.

The statements noted above are “forward looking statements” and there are several risks associated with the development of the project disclosed and the execution of the Company’s development pipeline. The development of any project is subject to receipt of interconnection approval, required permits, successful award of request for proposal processes, execution of contractual agreements and the continued availability of third-party financing arrangements for the Company and the risks associated with the construction of a solar power project. In addition, governments may revise, reduce or eliminate incentives and policy support schemes for solar power, which could result in future projects no longer being economic. Please refer to “Forward-Looking Statements” for additional discussion of the assumptions and risk factors associated with the statements in this section.

17

Management’s Discussion and Analysis

Legal Matters and Contingencies

The Company is subject to the following legal matters and contingencies:

First Claim of Improper Termination of FIT Contracts

On December 2, 2020, a Statement of Claim was filed by a predecessor entity of SFF, parties related through common management and an independent solar project developer (collectively the “First Claim Plaintiffs”) against the Ontario Ministry of Energy, Northern Development and Mines (“MOE”), the IESO, and John Doe (collectively the “First Claim Defendants”). First Claim Plaintiffs seek damages from the First Claim Defendants in the amount of $240 million in lost profits, $17.8 million in development costs, and $50 million in punitive damages for misfeasance of public office, breach of contract, inducing the breach of contract, breach of the duty of good faith and fair dealing, and conspiracy resulting in the wrongful termination of 111 FIT Contracts. This lawsuit is subject to a leave requirement under s. 17 of the Crown Liability and Proceedings Act, 2019. The Statement of Claim proceeded to leave applications for the misfeasance in public office claims as against the MOE on August 28, 2025. A decision from the courts is expected within one to two months. The claim against the IESO and unnamed defendants are not subject to the s.17 leave provision and will continue regardless of the outcome on the applications. No amounts are recognized in these financial statements with respect to this claim.

Second Claim of Improper Termination of FIT Contracts

On January 29, 2021, a second Statement of Claim was filed by a predecessor entity of SFF, parties related through common management and an independent solar project developer against the MOE and the IESO (collectively the “Second Claim Defendants”). This lawsuit is subject to a leave requirement under s. 17 of the Crown Liability and Proceedings Act, 2019. The Statement of Claim may proceed to leave applications for the misfeasance in public office claims as against the MOE pending the results of the leave application for the First Claim of Improper Termination of FIT Contracts. The claim against the IESO and unnamed defendants are not subject to the s.17 leave provision and may continue regardless of the outcome on the applications. No amounts are recognized in these financial statements with respect to this claim.

Third Claim of Improper Termination of FIT Contracts

On December 2, 2020, a predecessor entity of SFF filed a legal claim to seek damages in the amount of $15 million for breach of contract against the IESO. Discovery and examinations for the legal claim occurred in November 2021. This matter has been settled on April 23, 2024 (prior to the acquisition of SFF) for a payment of $1 million paid from IESO to SFF.

328 Passmore Landlord

On June 16, 2022, approximately 165 modules were damaged by windstorm and will be replaced by new ones. 4 inverters were damaged and will be replaced by new ones. SFF received a letter from the 328 Passmore landlord’s counsel in August 2023 that the rooftop is 95% repaired, but that they still owe $0.4 million to the roofers. The Company cannot install the system until it receives confirmation that the structural integrity is sufficient for our system. On May 28, 2025, SFF and the landlord settled this matter by entering into a Lease Amending Agreement that allows for SFF to proceed with the reinstallation of the damaged parts of the system.

SFF 05 Landlord

The Landlord of SFF 05, Dan Walker refused to give SFF the access to the site for regular maintenance. SFF and Dan Walker attended a court hearing on June 5, 2023. Dan requested that the hearing be adjourned so that he would have more time to retain counsel, and the judge issued a court order so that SFF could access the property on June 9, 2023 for maintenance activities. Since then, SFF counsel has been in correspondence with Dan’s counsel so that SFF could schedule semi-annual maintenance, the most recent of which occurred on October 17, 2023.

Article 78 Lawsuit – Manlius, New York

In June 2022, a group of residents filed an Article 78 lawsuit against the town of Manlius, New York, over a solar panel project on town property that is being developed by PowerBank. The lawsuit was filed challenging the approval of the Manlius landfill. PowerBank is not named in the lawsuit; however, in cooperation with the town, PowerBank is vigorously defending this suit. On October 5, 2022 by decision of the State of New York Supreme Court, the lawsuit was dismissed. However, on October 19, 2022 an appeal was filed by the petitioners in the Appellate Division of the State of New York Supreme Court. On March 15, 2024 the Appellate Division of the State of New York Supreme Court dismissed the appeal. The petitioners having remaining appeal rights the timelines of which have not yet expired. The likelihood of success in these lawsuits cannot be reasonably predicted.

18

Management’s Discussion and Analysis

OZ-1 Project

The Company submitted an application to the Municipality of Arran-Elderslie for Site Plan Approval on February 26, 2025, related to the proposed BESS project and made an application for consent to establish a long-term lease on lands where the OZ-1 Project is located (the “OZ-1 Consent”). The application for the OZ-1 Consent was made in the context of Section 50(3) of the Planning Act (Ontario) to permit a lease on the lands where the OZ-1 Project is located for a period longer than 21 years. On July 29, 2025, the County of Bruce provisionally approved Consent Application B-2024-075, subject to seven (7) conditions. Certain conditions are overly broad in scope and application, lack certainty, and are not reasonable. As a result, the Company has appealed the decision on the OZ-1 Consent to the Ontario Land Tribunal. The likelihood of success in the appeal cannot be reasonably predicted. A delay in obtaining the necessary permits means that OZ-1 Project may not be able to commence construction on the originally planned timeline and delaying construction means that achieving commercial operation on or before November 2026 will be delayed. In order to extend the deadline for commercial operation under the E-LT1 contract for the project, the Company has sent the IESO a notice of potential force majeure event due to the delay. The timing of the issuance of the required permits and its impact on project schedule remains uncertain.

Gainesville Project

SUNN 1009 LLC (“SUNN 1009”) is the holder of the Gainesville project which is one of the projects that was sold to, and is being developed for, Qcells. As part of the transaction with Qcells, SUNN 1009 was acquired by Qcells. The Town of Gainesville Zoning Board of Appeals (“Gainesville ZBA”) denied SUNN 1009’s area variance application (“Gainesville Application”) to construct a ± 5 megawatt-AC solar energy facility (“Gainesville Project”) on property located in the Town of Gainesville. As result, SUNN 1009 has filed a petition in the Supreme Court, State of New York, County of Wyoming challenging that denial and requesting the court direct the Gainesville ZBA to grant the variances because the denial was arbitrary, capricious, an abuse of discretion, and affected by an error of law. The Gainesville Project cannot commence construction until this matter is resolved. The likelihood of success in this action cannot be reasonably predicted.

Summary of Quarterly Results

	Three months ended
in thousands except per share amounts	Sep 30, 2025	Jun 30, 2025 (1)	Mar 31, 2025(1)	Dec 31, 2024(1)	Sep 30, 2024(1)	Jun 30, 2024	Mar 31, 2024	Dec 31, 2024
Revenue	$19,150	$17,641	$4,709	$4,122	$15,059	$7,977	$24,075	$18,644
Income (Loss) for the period	1,011	5,415	(8,372)	(1,670)	(26,489)	(9,097)	3,499	(15)
Earnings (loss) per share - basic	0.03	0.16	(0.26)	(0.05)	(0.87)	(0.34)	0.13	-
Earnings (loss) per share - diluted	$0.02	$0.13	$(0.26)	$(0.05)	$(0.87)	$(0.34)	$0.09	$-

(1)	The financial results were restated as a result of corrections made to the 2025 comparative. Refer to Note 2(e) of the consolidated interim financial statements for further details and impacts of the restatement.

Quarterly results are subject to variability due to the nature of the Company’s two principal revenue streams, EPC and IPP. EPC revenues are recognized under IFRS 15 based on the stage of completion of construction projects and therefore depend heavily on the specific projects under contract, and their execution schedules. As a result, EPC revenue can be uneven and is often concentrated in quarters when significant construction milestones are achieved, while in other periods revenue may be substantially lower if projects are delayed or have not yet reached the recognition stage. IPP revenues are recurring and tied to the electricity output of operating solar facilities. Significant IPP contributions only began in the first quarter of fiscal 2025 following the acquisition of SFF. From that point onward, IPP revenue has become a more stable and predictable component of results, though it remains inherently seasonal. IPP generation is generally higher in the spring and summer months, when solar irradiance levels are stronger, and lower in the winter months, when daylight hours are shorter and weather conditions less favorable.

19

Management’s Discussion and Analysis

Liquidity and Capital Resources

The following table summarizes the Company’s liquidity position:

(in thousands of Canadian dollars)	September 30, 2025	June 30, 2025
Cash	$3,633	$7,624
Working capital(1)	(968)	(1,788)
Total assets	138,749	138,351
Total liabilities	114,286	118,591
Shareholders’ equity	24,463	19,760

(1)	Working capital is a non-IFRS financial measure with no standardized meaning under IFRS, and therefore it may not be comparable to similar measures presented by other issuers. The Company calculates working capital as current assets less current liabilities. For further information and detailed reconciliations of non-IFRS financial measures to the most directly comparable IFRS measures see “Non-IFRS Financial Measures”.

To date, the Company’s operations have been financed from cash flows from operations, debt financing and equity financing. The Company presently has sufficient working capital as assessed based on its reasonable assumptions to continue operation for the next twelve months. The assumptions are based on forecasts related to revenues, expenditures and financing activities.

As it relates to revenues, the main components are revenue from IPP operations, revenue from EPC operations and revenue from development fees for projects that are sold. The Company is able to predict its revenue from IPP operations based on past performance of its existing asset base. The transactions with Qcells, Solar Advocate and current project pipeline allow the Company to reasonably predict its revenue from EPC operation and development fees.

As it relates to operating expenses, the Company is able to forecast its expenses based on historical operations and assumptions about future activities. The Company has estimated operating expenses at an average of approximately 0.82 million per month.

As it relates to financing, the Company has access to equity financing (as disclosed below) and debt financing (as disclosed below). The Company will continue to identify financing opportunities, including equity issuances, in order to provide additional financial flexibility and execute on the Company’s growth plans. While the Company has been successful in raising the necessary funds in the past, there can be no assurance that it can do so in the future.

To assist with potential liquidity needs, on May 8, 2025 the Company has filed a final short form base shelf prospectus (the “Shelf Prospectus”) with the securities regulatory authorities in each of the provinces of Canada and a registration statement for the Shelf Prospectus has been filed in the United States with the United States Securities and Exchange Commission. The Shelf Prospectus replaces the Company’s prior final short form base shelf prospectus dated May 2, 2023 which would have expired in June 2025. The Shelf Prospectus will enable the Company to make offerings of up to $200 million of common shares, warrants, subscription receipts, units and share purchase contracts or a combination thereof of the Company from time to time, separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the offering and as set out in an accompanying prospectus supplement, during the 25-month period that the Shelf Prospectus remains valid.

The nature, size and timing of any such financings (if any) will depend, in part, on the Company’s assessment of its requirements for funding and general market conditions. Unless otherwise specified in the prospectus supplement relating to a particular offering of securities, the net proceeds from any sale of any securities will be used for to advance the Company’s business objectives and for general corporate purposes, including funding ongoing operations or working capital requirements, repaying indebtedness outstanding from time to time, discretionary capital programs and potential future acquisitions. The specific terms of any future offering will be established in a prospectus supplement to the Shelf Prospectus, which supplement will be filed with the applicable Canadian and United States securities regulatory authorities.

As disclosed above under “Development of the Business – Recent Developments” section, on March 24, 2025 the Company closed the 2025 Offering for proceeds of approximately US$8.5 million before deducting fees and other estimated offering expenses. Up to an additional $10.65 million may be funded upon full cash exercise of the warrants issued in the 2025 Offering. The use of proceeds is shown below.

20

Management’s Discussion and Analysis

Use of Proceeds	Initial Estimated Amount (US$)	Cost incurred as of September 30, 2025 (US$)	Remaining balance (US$)
Completion of construction payments for BESS projects located in Ontario, Canada	1,944,949	1,271,998	672,952
Completion of interconnection deposit, and advancement of engineering, permitting, procurement and hiring subcontractors, for 4152 Jordan Rd project located in New York, USA.	3,508,065	812,369	2,695,697
Contractor Cost	501,986	501,986	-
IR and marketing	1,000,000	1,000,000
Insurance (D&O and Operational Property Policy Renewal)	700,000	$334,592	365,408
Expenses of the Offering	845,000	845,000	-
Total	8,500,000	4,765,944	3,734,056

In addition, the Company has entered into an equity distribution agreement (the “Distribution Agreement”) with H.C. Wainwright & Co., LLC (“Wainwright”), Research Capital Corporation (“RCC”), Research Capital USA Inc. (together with Wainwright and RCC, the “Agents”) to establish an at-the-market equity program (the “ATM Program”). The Company may issue up to US$15 million of common shares of the Company (the “ATM Offered Shares”) from treasury under the ATM Program. The ATM Offered Shares will be issued by the Company to the public from time to time, through the Agents, at the Company’s discretion. The ATM Offered Shares sold under the ATM Program, if any, will be sold at the prevailing market price at the time of sale. Since the ATM Offered Shares will be distributed at trading prices prevailing at the time of the sale, prices may vary between purchasers and during the period of distribution. The Company intends to use the net proceeds from any sales of ATM Offered Shares under the ATM Program, if any, to advance the Company’s business objectives and for general corporate purposes, including, without limitation, funding ongoing operations or working capital requirements, repaying indebtedness outstanding from time to time, discretionary capital programs and potential future acquisitions.

As it relates to debt financing, as disclosed above, the Company has secured a $25.8 million debt facility for two of the three BESS projects and it has assumed it will be able to draw down on this facility. The Company is in discussions with a project finance lender for the financing for the third BESS project and has assumed this will be concluded and financing will be available in the near future. The Company has also secured from Seminole Financial Services, LLC an initial US$2.6 million construction to mini-perm loan for the Geddes Project. Finally, the Company has secured a US$1 million line of credit with M&T Bank that is available to draw down on a revolving basis.

The Company’s cash is held in highly liquid accounts. No amounts have been or are invested in asset-backed commercial paper.

The chart below highlights the Company’s cash flows:

(in thousands of Canadian dollars)	September 30, 2025	September 30, 2024 (Restated (1))
Net cash provided by (used in)
Operating activities	$2,310	$7,421
Investing activities	(6,888)	(4,092)
Financing activities	629	(1,591)
Net increase (decrease) in cash	(3,949)	1,738

(1)	The net cash flows from operating activities and used in investing activities and were restated as a result of corrections made to the 2025 comparative. Refer to Note 2(e) of the consolidated interim financial statements for further details and impacts of the restatement.

Cash flow from operating activities

For the three months ended September 30, 2025, net cash provided by operating activities was $2,310, compared to $7,421 in the same period in the prior year, representing a year-over-year decrease of $5,111. The decrease was primarily driven by changes in non-cash operating assets and liabilities, which resulted in a net outflow of $1,727 during the current quarter compared to a net inflow of $8,346 in the prior year. Additional factors contributing to the decrease included interest paid of $678 and income tax payments of $333, partially offset by the absence of significant non-cash impairment and investment losses recognized in the prior year.

Cash flow from investing activities

For the three months ended September 30, 2025, cash used in investing activities was $6,888, compared to $4,092 in the same period in the prior year, representing an increase in outflows of $2,796. The increase in cash outflows primarily reflects higher purchases of construction in progress of $4,530 in the current period, compared to $6,661 in the prior year, and a smaller increase in restricted cash of $2,748 compared to $7,292 in the prior year. The prior year also included cash inflows of $9,887 related to the SFF acquisition, which did not recur in the current period. These outflows were partially offset by proceeds from short-term investments of $390 during the quarter.

Cash flow from financing activities

For the three months ended September 30, 2025, net cash provided by financing activities was $629, compared to cash used of $1,591 in the same period in the prior year, an improvement of $2,220. The improvement was mainly attributable to proceeds of $2,558 from the issuance of common shares and $41 from the exercise of broker warrants, partially offset by repayment of long-term debt of $1,664, lease repayments of $261, and a dividend payment of $4 during the quarter. No dividends were paid in the prior-year comparative period.

21

Management’s Discussion and Analysis

Capital Transactions

On September 30, 2025, the Company had 36,640,486 common shares issued and outstanding (September 30, 2024 – 30,821,707). A summary of changes in share capital is presented in the consolidated statements of changes in shareholders’ equity:

	Number of Common shares	Share Capital(2)
Balance, June 30, 2024	27,191,075	$9,026
Equity warrants exercised	55,000	41
Acquisition of Solar Flow-Through Funds(2)	3,575,632	19,950
Balance, September 30, 2024	30,821,707	$29,017

Balance, June 30, 2025	35,433,947	$45,285
Common shares issued, net of costs(1)	998,856	2,558
RSU exercised	102,067	188
Share-based compensation	105,616	240
Balance, September 30, 2025	36,640,486	$48,271

(1)	The Company sold a total of 998,856 Common Shares through at-the-market offerings at an average price of $2.43 (US$1.76) per share for gross proceed of $2,675.
(2)	The share capital were restated as a result of corrections made to the 2025 comparative. Refer to Note 2(e) of the consolidated interim financial statements for further details and impacts of the restatement.

Capital Structure

The Corporation is authorized to issue an unlimited number of common shares. The table below sets out the Company’s outstanding common share and convertible securities as of September 30, 2025 and as of the date of this MD&A:

Security Description	September 30, 2025	Date of report
Common shares	36,640,486	37,116,855
Warrants	10,152,085	10,152,085
Stock options	3,671,000	3,351,000
Restricted share units	250,000	387,500
Contingent value rights	2,283,929	2,283,929

The following table reflects the details of warrants issued and outstanding as of the date of this MD&A:

Date granted	Expiry	Exercise price (CAD)	Outstanding warrants
October 3, 2022	June 10, 2027	$0.10	2,500,000
March 1, 2023	March 1, 2026	$0.75	138,000
March 1, 2023	March 1, 2028	$0.50	5,000,000
March 24, 2025	March 24, 2030	$6.37 (US$ 4.45)	2,394,367
March 24, 2025	March 24, 2030	$6.61 (US$ 4.615)	119,718
			10,152,085
Weighted average exercise price			$1.86

The following table reflects the details of options issued and outstanding as of the date of this MD&A:

Date granted	Expiry	Exercise price (CAD)	Outstanding options
November 4, 2022	November 4, 2027	$0.75	1,917,500
May 27, 2025	May 27, 2030	$2.20	10,000
June 24, 2025	June 24, 2030	$2.49	14,000
July 30, 2025	July 30, 2030	$1.89	1,394,500
August 21, 2025	August 21, 2030	$3.00	7,500
October 07, 2025	October 07, 2030	$2.59	7,500
			3,351,000

22

Management’s Discussion and Analysis

The following table reflects the details of RSUs issued and outstanding as of the date of this MD&A:

Grant Date	RSUs Granted	Vesting Date
March 8, 2023	250,000	August 1, 2023
October 8, 2025	137,500	25% vesting on each of November 8, 2025, December 8, 2025, January 8, 2026 and February 8, 2026

Capital Management

The Company’s objectives in managing liquidity and capital are to safeguard the Company’s ability to continue as a going concern and to provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of the following:

(in thousands of Canadian dollars)	September 30, 2025	June 30, 2025
Long-term debt - non-current portion	$55,597	$53,790
Shareholders’ Equity	$24,643	$19,760

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the strategies employed by the Company may include the issuance or repayment of debt, dividend payments, issuance of equity, or sale of assets. See “Liquidity and Capital Resources” above for a discussion regarding the Company’s working capital position.

No changes have occurred to capital management from the prior year.

Off-Balance Sheet Arrangements

The Company is not a party to any off-balance sheet arrangements or transactions.

Transactions Between Related Parties

As at September 30, 2025, amounts due to directors and other members of key management personnel (“KMP”) were comprised of $75 (June 30, 2025 - $144) included in trade and other payables, $821 included in other long-term liabilities (June 30, 2025 – $861), and $55 (June 30, 2025 – $55) included in trade and other receivables

The following table summarizes costs incurred or recovered from related parties during the three months ended September 30:

	Nature of Relationship	Nature of Transactions	Three months ended September 30,
			2025	2024
Light Voltaic Corporation	Controlled by a director	Consulting services	$136	$201
The Phoenix Trendz Inc.	Controlled by KMP	Consulting services	$118	$93
Art Vancouver	Controlled by a director	Consulting services	$97	$97

Transactions with related parties, are described above, were for services rendered to the Company in the normal course of operations, and were measured based on the consideration established and agreed to by the related parties. Related party transactions are made without stated terms of repayment or interest. The balances with related parties are unsecured and due on demand.

23

Management’s Discussion and Analysis

Outstanding balances with related parties are summarized as follows:

	September 30, 2025		June 30, 2025
	Receivable/(Payable)	Balance Sheet Presentation	Receivable/(Payable)	Balance Sheet Presentation
Light Voltaic Corporation	$(75)	Trade and other payables	$(144)	Trade and other payables
Wear Wolfin Design	(52)	Other long-term liabilities	(52)	Other long-term liabilities
Berkley Renewables Inc.	(769)	Other long-term liabilities	(809)	Other long-term liabilities
WestKam Gold Corp.	55	Trade and other receivables	55	Trade and other receivables
Total	$(841)		$(950)

Key management compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company’s Board of Directors and corporate officers, including the Company’s Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Chief Administrative Officer.

The remuneration of directors and other members of key management personnel, for the three months ended September 30, 2025 and 2024 were as follows:

	Three months ended September 30,
	2025	2024
Salaries and employee benefits	$303	$703
Share-based compensation	$143	$72

Short-term employee benefits include consulting fees and salaries made to key management.

Critical Accounting Estimates and Policies

The preparation of the consolidated financial statements in accordance with IFRS as issued by IASB requires management to make estimates and assumptions that affect the amounts reported on the consolidated financial statements. These critical accounting estimates represent management’s estimates that are uncertain and any changes in these estimates could materially impact the Company’s consolidated financial statements. Management continuously reviews its estimates and assumptions using the most current information available. The Company’s critical accounting policies and estimates are described in Note 3 of the audited consolidated financial statements for the year ended June 30, 2025.

Adoption of new accounting standards

The Company did not adopt any new or amended accounting standards for the current fiscal year.

Accounting standards issued but not yet effective

The IASB has issued the following new and amended standards and interpretations that will become effective in a future year and could have an impact on the consolidated financial statements in future periods. The Company is currently assessing the impact of the following new and amended standards and interpretations.

●	IFRS 18, Presentation and Disclosure in Financial Statements. IFRS 18 replaces IAS 1 and introduces a new structure for the statement of profit or loss, requiring entities to present operating, investing, and financing categories, and enhancing note disclosures. The amendments are effective for annual periods beginning on or after January 1, 2027.
●	IFRS 9 and IFRS 7, Classification and Measurement of Financial Instruments. These amendments clarify the requirements for assessing contractual cash flow characteristics and introduce new disclosure requirements for investments in debt instruments. The amendments are effective for annual periods beginning on or after January 1, 2026.

24

Management’s Discussion and Analysis

Financial Instruments and Other Instruments (Management of Financial Risks)

Fair value

The Company’s financial assets and liabilities carried at fair value are measured and recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of fair value hierarchy are as follows:

●	Level 1: Quoted prices in active markets for identical assets or liabilities.

●	Level 2: Inputs other than quoted prices that are observable for the asset or liability.

●	Level 3: Inputs for the asset or liability that are not based on observable market data.

The Company has variable interest rate loans with interest rate swap to effectively hedge the floating rate term loans into fixed rate arrangements by receiving floating rate and paying fixed rate payments. The fair value of the interest rate swap is based on discounting estimate of future floating rate and fixed rate cash flows for the remaining term of the interest rate swap. The fair value estimate is subject to a credit risk adjustment that reflects the credit risk of the Company and of the counterparty. The fair value of the interest rate swap is determined using Level 2 inputs.

The carrying amounts of cash, restricted cash, short-term investments, trade and other receivables, and trade and other payables approximate their fair values due to the short-term maturities of these items.

The carrying amounts of short-term loans, long-term debt, lease liabilities and other liabilities due to non-controlling interest approximate their fair value as management believes the applicable interest rates approximate current market rates for debt with similar terms and security.

Other liabilities due to non-controlling interest represent amounts payable to minority shareholders under contractual arrangements that require fixed or determinable payments. Such obligations meet the definition of a financial liability under IAS 32 Financial Instruments: Presentation, as it creates a contractual obligation to deliver cash irrespective of project performance.

The warrants grant holders the right to acquire common shares of the Company. As the warrants are exercisable at a price denominated in U.S. dollars, the exercise price is not a fixed amount of cash in the Company’s functional currency. Consequently, the warrants do not meet the ‘fixed-for-fixed’ criterion under IAS 32 and are classified as derivative financial liabilities. They are measured at fair value at each reporting date, with changes in fair value recognized in profit or loss. Fair value is determined based on the market value of the underlying common shares at the reporting date.

The fair value of the Company’s embedded derivative instruments related to the CVR liabilities were determined using the income approach, which included certain assumptions about the operating, investing, and financing inputs. In estimating the fair value of the financial liability, the Company uses market-observable data to the extent it is available. As CVR does not have Level 1 inputs, management applies Level 2 or Level 3 inputs, including internally developed models, unobservable assumptions, and other inputs not derived from active market data, to determine the appropriate fair value at the reporting date.

Credit risk

Credit risk is the risk of financial loss associated with the counterparty’s inability to fulfill its payment obligations. The Company has no significant credit risk with its counterparties. The carrying amount of financial assets net of impairment, if any, represents the Company’s maximum exposure to credit risk.

The Company has assessed the creditworthiness of its trade and other receivables and amount determined the credit risk to be low. Receivables from projects are from reputable customers with past working relations with the Company. IPP revenues are due from local government utility with high creditworthiness. Cash and short-term investment have low credit risk as it is held by internationally recognized financial institutions.

Currency risk:

The Company conducts business in Canada and United States and has subsidiaries operating in the same countries. The Company, and its subsidiaries, do not hold significant asset and liabilities denominated in foreign currencies. As a result, the Company has low currency risk.

25

Management’s Discussion and Analysis

Concentration risk and economic dependence

The outstanding accounts receivable balance is relatively concentrated with a few large customers representing majority of the value. See table below showing a few customers who account for over 10% of total revenue as well as customers who account for over 10% percentage of outstanding accounts receivable.

September 30, 2025	Revenue	% of revenue
Customer A	$3,985	21%
Customer D	$10,646	56%

September 30, 2024	Revenue	% of revenue
Customer C	$5,360	58%
Customer E	$1,787	11%

September 30, 2025	Accounts receivable	% of accounts receivable
Customer B	$1,317	15%
Customer C	$890	10%
Customer D	$4,835	53%

June 30, 2025	Accounts receivable	% of accounts receivable
Customer B	$1,317	15%
Customer C	$1,262	15%
Customer D	$3,156	37%

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due by maintaining adequate reserves, banking facilities, and borrowing facilities. All of the Company’s financial liabilities are subject to normal trade terms.

The following are the remaining contractual obligations as at September 30, 2025:

	Total	Less than 1 year	1 to 2 years	3 to 5 years	More than 5 years
Short-term loans (1)	$4,816	$4,816	$-	$-	$-
Long-term debt (1)	61,324	6,465	6,244	17,804	30,811
Lease liabilities	10,845	1,113	927	916	7,889
Trade and other payable	22,516	22,516	-	-	-
Total	$99,501	$34,910	$7,171	$18,720	$38,700

(1)As at September 30, 2025, the Company did not have any events of default with its short-term loans and long-term debt.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s long-term loan, obtained from acquisition of OFIT GM, OFIT RT and SFF, have a fixed rate which is achieved by entering into interest rate swap agreement.

The Company held the Geddes Construction Loan which is subject to interest rate risk due to variable rate. A change of 100 basis points in interest rates would have increased or decreased interest amount (added to the loan principal balance) of $18 (September 30, 2024 - $13).

26

Management’s Discussion and Analysis

Non-IFRS Financial Measures

The information presented within this MD&A refers to certain non-IFRS financial measures including, Adjusted EBITDA and working capital. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS. These non-IFRS financial measures and non-IFRS ratios are widely reported in the renewable energy industry as benchmarks for performance and are used by management to monitor and evaluate the Company’s operating performance and ability to generate cash. The Company believes that, in addition to financial measures and ratios prepared in accordance with IFRS, certain investors use these non-IFRS financial measures and ratios to evaluate the Company’s performance. However, the measures do not have a standardized meaning under IFRS and may not be comparable to similar financial measures disclosed by other companies. Accordingly, non-IFRS financial measures and non-IFRS ratios should not be considered in isolation or as a substitute for measures and ratios of the Company’s performance prepared in accordance with IFRS.

Non-IFRS financial measures are defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure (“NI 52-122”) as a financial measure disclosed that (a) depicts the historical or expected future financial performance, financial position or cash flow of an entity, (b) with respect to its composition, excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the entity, (c) is not disclosed in the financial statements of the entity, and (d) is not a ration, fraction, percentage or similar representation.

A non-IFRS ratio is defined by NI 52-112 as a financial measure disclosed that (a) is in the form of a ratio, fraction, percentage, or similar representation, (b) has a non-IFRS financial measure as one or more of its components, and (c) is not disclosed in the financial statements.

Working Capital

Working capital is a non-IFRS measure that is a common measure of liquidity but does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is current assets net of current liabilities. Working capital is calculated by deducting current liabilities from current assets. Working capital should not be considered in isolation or as a substitute from measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the Company’s liquidity.

(in thousands of Canadian dollars)	September 30, 2025	June 30, 2025
Current assets	$35,462	$41,322
Current liabilities	36,430	43,110
Working capital	$(968)	$(1,788)

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

●	Income tax expense;

●	Finance costs;

●	Amortization and depreciation;

●	Fair value gain/loss;

●	Unrealized foreign exchange gain/loss;

●	Stock based compensation;

●	Impairment loss;

●	Loss on investments.

Additional information regarding this measure, is provided under the section “Non-IFRS Financial Measures” of this MD&A.

Adjusted EBITDA is a non-IFRS financial measure intended to provide additional information to investors and analysts. Management uses Adjusted EBITDA to evaluate the Company’s operating performance by excluding the impact of non-cash items, non-recurring charges, and other items not considered reflective of ongoing operations. This measure is also used to assess the Company’s ability to generate cash from operations, service debt, and fund growth initiatives. Adjusted EBITDA does not have any standardized meaning under IFRS and should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with IFRS. It may not be comparable to similar measures presented by other issuers. Other companies may calculate Adjusted EBITDA differently.

27

Management’s Discussion and Analysis

(in thousands of Canadian dollars)	Three months ended September 30,
	2025	2024 (Restated (1))
Net income (loss) per financial statements	$1,011	$(26,489)
Add (Deduct):
Depreciation and amortization	27	25
Depreciation and amortization included in cost of goods sold	1,355	1,243
Interest income	(90)	(219)
Interest expense	813	846
Interest expense included in cost of goods sold	127	88
Share-based compensation	721	113
Current tax expense	302	1,313
Deferred income tax expense	97	2,967
Fair value change of derivatives	(66)	1,013
Fair value change of warrant liabilities	(102)	-
Fair value change of CVR liabilities	542	-
Fair value change of other liabilities due to non controlling interest holders	10	-
Loss on investments	-	3,385
Impairment loss	-	17,778
Other (income) expenses (1)	90	(92)
Adjusted EBITDA	$4,837	$1,971

(1)	Other (income) expenses primarily consist of unrealized foreign exchange gains and losses, along with certain other non-recurring items.

(2)	The financial results were restated as a result of corrections made to the 2025 comparative. Refer to Note 2(e) of the consolidated interim financial statements for further details and impacts of the restatement.

For the three months ended September 30, 2025, the Adjusted EBITDA was $4,837, compared to $1,971 in the same period in the prior year, an improvement of $2,866 or 145%. The increase was mainly driven by higher development fee revenue and stronger contributions from IPP production, partially offset by higher professional and consulting expenses incurred to support the Company’s growth and operational activities.

Disclosure Controls and Internal Controls Over Financial Reporting

Disclosure Controls and Procedures

Management, including the Chief Executive Officer and the Chief Financial Officer, are responsible for the design of the Company’s disclosure controls and procedures in order to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

The Chief Executive Officer and Chief Financial Officer have certified that they have designed disclosure controls and procedures (or caused them to be designed under their supervision). In light of the material weaknesses in internal control over financial reporting described below, management has concluded that the Company’s disclosure controls and procedures were not effective as of September 30, 2025.

Internal Control Over Financial Reporting

The Company maintains a system of internal controls over financial reporting, as defined by National Instrument 52- 109 - Certification of Disclosure in Issuers’ Annual and Interim Filings in order to provide reasonable assurance that assets are safe-guarded and financial information is accurate and reliable and in accordance with IFRS as issued by the IASB. During the period ended September 30, 2025, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

28

Management’s Discussion and Analysis

Identified Material Weaknesses

During the year ended June 30, 2025, management assessed the effectiveness of our internal control over financial reporting based on the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management concluded that our internal control over financial reporting was not effective due to the following material weaknesses:

1.	The Company does not have a sufficient complement of accounting and reporting personnel with the requisite knowledge and experience. This has weakened the control environment and contributed to inadequately designed or omitted control activities over the financial close and reporting process, including un-timely preparation, analysis, and review of account reconciliations.
2.	The Company does not have adequately formalized processes or sufficient experienced finance personnel to identify, analyze, and account for large or complex transactions. This reflects weaknesses in risk assessment and in review controls over non-routine transactions.
3.	The Company has not retained sufficient documentary or corroborating evidence to demonstrate the consistent and timely performance of control activities. This undermines accountability in the control environment, reduces the reliability of control activities, limits the quality of information and communication, and prevents effective monitoring of whether controls are designed, implemented or operating as intended.

Remediation plan

Management has taken steps to address these material weaknesses and is in the process of developing and implementing a remediation plan to address them and to improve our internal control over financial reporting, which we believe will address their underlying causes. These steps include the following:

a)	Enhanced transaction review procedures — Management has initiated the development of enhanced procedures and controls to improve the identification, analysis, and accounting for large or complex transactions, with external advisors engaged as needed to supplement internal capabilities
b)	ICFR compliance program — Management has initiated a formal ICFR compliance program with the assistance of an external advisor. The gap assessment against the COSO framework is currently underway, and the management will proceed to the next phase of implementing recommended enhancements once the assessment is complete.
c)	Documentation, training, and oversight — Management has begun enhancing its review and oversight processes, including standardizing documentation and retention practices and initiating additional training for control owners. These actions are intended to strengthen consistency, evidence, and timeliness of control performance as the program progresses.

Limitation of Controls and Procedures

Our management, including the CEO and CFO, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well-designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, have been detected. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of the effectiveness of controls to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Risk Factors

Readers are cautioned that the risk factors discussed above in this MD&A are not exhaustive. Readers should also carefully consider the matters discussed under the heading, “Forward Looking Information”, in this MD&A and under the heading, “Risk Factors”, in the Company’s Annual Information Form for the year ended June 30, 2025 and filed on SEDAR+ at www.sedarplus.com.

Forward-Looking Statements

This MD&A contains forward-looking statements and forward-looking information within the meaning of Canadian and United States securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, ”projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this MD&A contains forward-looking statements pertaining to the Company’s expectations regarding its industry trends and overall market growth; the Company’s expectations about its liquidity and sufficiency of working capital for the next twelve months of operations; the Company’s growth strategies the expected energy production from the solar power and BESS projects mentioned in this MD&A; the reduction of carbon emissions; the receipt of incentives for the projects; the details of the transaction with Qcells; the details of the CIM Transaction; the timelines and milestones associated with the Company’s development pipeline; the details of the Company’s planned expansion into the data center industry; the expected value of EPC Contracts; and the size of the Company’s development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These statements represent only as of the date of this MD&A.

29

Management’s Discussion and Analysis

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate and are subject to risks and uncertainties. In making the forward looking statements included in this MD&A, the Company has made various material assumptions, including but not limited to: obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the ability to secure a contract with a data center partner; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the Company’s Annual Information Form, and other public filings of the Company, which include: the Company may be adversely affected by volatile solar power market and industry conditions; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar projects exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company and CIM may be unable to conclude definitive documentation for the CIM Transaction; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of any public health threats; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement.

Approval

The Board of Directors of the Company has approved the disclosure contained in this MD&A.

30